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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549


                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of November, 2001

                      STELMAR SHIPPING LTD.
         (Translation of registrant's name into English)

                          Status Center
                         2A Aeros Street
                     Vouliagmeni, GR, 16671
                         Athens, Greece
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes      No  X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of a press release issued by Stelmar Shipping Ltd. (the "Company") on October 11, 2001.

















































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FOR IMMEDIATE RELEASE

Stelmar Strengthens Board of Directors: Appoints Nick Hartley, formerly Managing Director of BP Shipping, as Deputy Chairman;
Appoints several other new non-executive directors to the Board

ATHENS, Greece, October 11, 2001 - Stelmar Shipping Ltd. (NYSE:
SJH), today announced that it has strengthened its board of directors to include a new Deputy Chairman and two new directors. The Company also announced that Stelios Haji-Ioannou will remain chairman for the present time but will not seek reelection at the Company's shareholders meeting in April 2002. Mr. Haji-Ioannou and his family, who collectively own 34% of the stock of Stelmar, reiterated that they have no current plans to sell any of the Company's stock.

At the upcoming shareholder meeting in April 2002, with what, in the opinion of the Board, constitutes best practice in corporate governance regarding the diversification of the chairmanship from the top executive position, Nick Hartley, the new Deputy Chairman will be appointed Chairman pending the Board's approval. The Company's three executive Directors, Peter Goodfellow, Chief Executive Officer, Stamatis Molaris, Chief Financial Officer, and Bruce Ogilvy, Marketing Director, will remain in their positions.

Mr. Haji-Ioannou commented, "Stelmar has always been managed with the philosophy that professional management and a strong independent board is critical to a product tanker company's success. Since Stelmar's inception nine year ago, a professional team of managers including the company's current CEO, Peter Goodfellow, have been instrumental in growing the Company. Due to the increasing workload associated with my new ventures, I feel that the new appointments are in the best interest of shareholders. Nick, the new Deputy Chairman, has been with the Company from the beginning and has extensive industry experience. I am confident that he and Peter will strategically position the Company for future growth."

Every care will be taken in the interim in order to ensure a smooth transition. In that regard and in anticipation of the appointment of the new Chairman, the Board proposed and approved the following amendments to its Board appointments:

Nick Hartley, 64, a non-executive Director of the Company from inception, will be named Deputy Chairman with immediate effect. Mr. Hartley was the Managing Director of BP Shipping until his retirement from BP in 1992, when he joined Mr. Haji-Ioannou in his new ventures, including the easyGroup companies. He is also a non-executive director of easyJet plc (LSE: EZJ.L), the low-cost airline that Mr. Haji-Ioannou founded in 1995.



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George Karageorgiou, 36, currently the Company Secretary and a former Director of the Company, will also be returning to the Board as a Director with immediate effect. Mr. Karageorgiou is Mr. Haji-Ioannou's longest serving associate and has assisted him with every one of his ventures since 1992. Mr. Karageorgiou is also a Director of easyGroup Limited. Mr. Karageorgiou will resign from his position of Company Secretary during the first quarter of 2002, when Mrs. Olga Lambrianidou, a full-time employee of the Company, will be appointed in that position.

The Company's Board of Directors will be further strengthened with the immediate appointment of Terence Coghlin as a non-executive Director, who is also independent from Mr. Haji-Ioannou and the Haji-Ioannou family. Mr. Coghlin was, for a number of years, the Chairman of Millers, the managers of the UK P&I club, the world's larges mutual insurance association for the shipping industry. Mr. Coghlin's experience in the field of insurance makes him a valuable addition to the Company's Board.


ABOUT STELMAR SHIPPING LTD.

Stelmar Shipping Ltd. is an international provider of petroleum product and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax tanker fleets with an average age of nine years. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state owned oil companies.

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding tanker charter rates and seasonal variations in the tanker market. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluation any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than ancticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements and changes in the typical seasonal variations in tanker charter rates.




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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      STELMAR SHIPPING LTD.
                          (registrant)



Dated:  November 8, 2001         By:/s/ Peter Goodfellow
       ----------------------    -----------------------
                                 Peter Goodfellow
                                 Chief Executive Officer





































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